UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

     On March 8, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the twelve month period ended on December 31, 2004. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.

( Free translation from the original in Spanish)

	As of December 31,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	4,358	8,661
Time deposits	17,033	0
Marketable securities (net)	1,175	0
Accounts receivable (net)	75,280	58,245
Notes receivable (net)	8,099	8,150
Sundry debtors	10,480	5,825
Notes and accounts receivable from related companies	7,383	2,298
Inventories (net)	90,967	77,716
Recoverable taxes	13,547	11,180
Prepaid expenses	5,067	2,874
Deferred taxes	110	562
Other current assets	0	40,224
Total current assets	233,499	215,735

FIXED ASSETS
Land	68,213	67,031
Buildings and infrastructure	107,980	105,384
Machinery and equipment	493,210	488,554
Other fixed assets	182,668	158,755
Asset reappraisal	0	0
Less: depreciation	(213,267)	(188,749)

Total fixed assets	638,804	630,975

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	60	10
Goodwill	1,334	1,419
Negative goodwill	(1,754)	(1,854)
Long term receivable	4,677	1,218
Notes and accounts receivable from related companies	597	3,297
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	11,628	9,055

Total other assets	16,542	13,145

TOTAL ASSETS	888,845	859,855

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

	As of December 31,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Due to banks and financial institutions short/term	3,110	37,883
Short/term portion of long/term liabilities to banks and financial institutions	21,819	42,254
Short-term portion of long term Bonds	9,587	9,698
Other long/term liabilities due within one year	111	312
Dividends payable	174	206
Accounts payable	29,923	23,730
Notes payable	557	0
Sundry creditors	1,211	1,685
Notes and accounts payable to related companies	3,509	1,827
Provisions	8,098	4,611
Withholdings	2,636	1,841
Income tax	3,345	0
Unearned income	484	53
Deferred taxes	0	0
Other current payable	8	11

Total current liabilities	84,572	124,111

LONG-TERM LIABILITIES
Due to banks and financial institutions	76,831	74,285
Bonds Payable	125,297	127,239
Notes payable	0	0
Sundry creditors	26	127
Notes and accounts payable to related companies	0	0
Provisions	693	666
Deferred taxes	5,753	4,340
Other long term payable	19,133	10,532

Total long-term liabilities	227,733	217,189

Minority interest	76,076	66,331

SHAREHOLDERS' EQUITY
Paid/up capital stock	237,022	237,022
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	70,222	59,706

Retained Earnings	193,220	155,496

Reserve future dividends	133,083	127,315
Accumulated profits	18,568	18,568
Accumulated losses (less)	0	0
Net income for the period	41,569	9,613
Interim dividends (less)	0	0

Total shareholders' equity	500,464	452,224

Total liabilities and shareholders' equity	888,845	859,855

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

	For the three-month period
	Ended December 31,
	2004	2003
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	397,312	281,826
Cost of sales (less)	(277,872)	(215,537)
Gross margin	119,440	66,289
Selling and administrative expenses (less)	(48,351)	(40,963)

OPERATING RESULT	71,089	25,326

Financial Income	1,721	3,328
Income on investments in related companies	0	0
Other non operating income	2,154	1,506
Loss on investments in related companies (less)	(26)	(685)
Amortization of goodwill (less)	(85)	(242)
Financial expenses (less)	(16,892)	(14,875)
Other non/operating expenses (less)	(7,652)	(2,174)
Price/level restatement	0	0
Exchange Differences	(1,078)	375

NON /OPERATING RESULT	(21,858)	(12,767)

Result before income taxes and minority interest	49,231	12,559
Income taxes (less)	(6,642)	(1,695)
Consolidated Profit (Loss)	42,589	10,864
Minority interests	(1,120)	(1,351)
Amortization negative goodwill	100	100

NET INCOME	41.569	9,613

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

	For the three-month period
	ended December 31,
CONSOLIDATED STATEMENT OF CASH FLOW	2004THUS$	2003THUS$

Cash flow from operating activities
Collection of accounts receivable	471,920	328,951
Interest income receivable	2,151	887
Dividends and other distributions received	0	0
Other income	10,867	16,857
Payments of suppliers and personnel (less)	(387.899)	(297.497)
Interest paid (less)	(14,923)	(9,817)
Income tax paid (less)	(5,136)	(8,135)
Other expenses paid (less)	(2,850)	(2,179)
V.A.T. and similar paid (less)	(13,518)	(11,270)

Net positive (negative) cash flow from operating activities	60,612	17,797

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	39,374	81,269
Bonds issued	0	85,707
Documented loans from related companies	0	0
Other loans from related companies	0	5,848
Other financing sources	2	1,102
Dividends paid (less)	(3,825)	(4,382)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(90,197)	(114,026)
Bonds paid (less)	(9,000)	(25,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	(1,883)
Other financing disbursements (less)	(127)	(82)

Net positive (negative) cash flow from financing activities	(63,773)	28,553

Cash flow from investment activities
Sales of fixed assets	1,432	91
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	131	0
Other investment income	28,736	0
Acquisition of fixed assets (less)	(21,571)	(24,461)
Interest capitalized repaid (less)	(2,376)	(1,516)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	(406)	(4,401)
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	5,946	(30,287)

Net total positive (negative) cash flow of the period	2,785	16,063

Effect of inflation on cash and cash equivalents	0	1,484

Net change in cash and cash equivalents (less)	2,785	17,547

Initial balance of cash and cash equivalents	19,781	2,234

Final balance of cash and cash equivalents	22,566	19,781

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

	For the three-month period
	ended December 31,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2004 THUS$	2003 THUS$

Net income (loss) for the period	41,569	9,613

Results on sales of assets:
(Profit) loss on sales of fixed assets	(1,916)	11
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	27,705	25,814
Amortization of intangibles	328	263
Write/off and provisions	5,970	575
Income from investment in related companies (less)	0	0
Loss on investment in related companies	26	685
Amortization of goodwill	85	242
Amortization of negative goodwill (less)	(100)	(100)
Net price/level restatements	0	0
Net exchange difference	1,078	(375)
Other credit to income not affecting cash flow (less)	(342)	(683)
Other changes to income not affecting cash flow	5,604	3,300

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(23,055)	(8,037)
Decrease (increase) in inventories	(13,629)	(13,413)
Decrease (increase) in other assets	(4,295)	6,006

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	9,109	(4,587)
Increase (decrease) in interest payable	1,704	633
Net Increase (decrease) in income taxes payable	3,078	(5,699)
Increase (decrease) in other accounts payable related to non/operating income	(1,051)	904
Net increase (decrease) value added tax and similar payable	7,624	1,294
Profit (loss) of minority interest	1,120	1,351

Net positive (negative) cash flow from operating activities	60,612	17,797

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2004 AND 2003

(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2004 and December 31, 2004, and are presented compared to the same period of 2003.

b) Currency used in accounting

By the Resolution N° 259 of the Chilean Internal Taxes Service , dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America as of January 1, 2003. Otherwise, dated October 10, 2003, the Chilean Superintendence of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America.

c) Consolidated financial statements preparation basis

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will prevail.

d) Presentation basis

The current financial statements have been issued in dollars of the United States of America, for which no updating factor has been applied to the numbers in this document.

e) Consolidated basis

The Consolidated Financial Statements includes the assets, liabilities, results and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
				12/31/2004		12/31/2003
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	100.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4538	0.0000	60.4538	60.4492
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	0.0002	99.9998	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	100.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0010	99.9990	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	0.0000	0.0000	60.4492
Foreign	Forestal Argentina S.A.		0.0000	30.2874	30.2874	30.2851

The effects of unrealized results form transactions with subsidiaries have been eliminated.

In an Extraordinary Board of Directors Meeting of Masisa’s subsidiary Forestal Tornagaleones S.A. held on November 11, 2003, the Board agreed to proceed with the liquidation and dissolution of Forestal Tornagaleones S.A. subsidiary FTG Overseas Ltd. On December 31, 2003, the documents needed to proceed with the liquidation and dissolution of FTG Overseas Ltd. were presented to the Record of registered companies in which FTG Overseas Ltd. was registered and which managed the legal existence of the company. Thus, and as of December 31, 2003, the liquidator of FTG Overseas Ltd. distributed the assets, liabilities, rights and obligations of FTG Overseas Ltd. to its controlling and only shareholder Forestal Tornagaleones S.A.

f) Price-level restatement

The subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was 2.50% in 2004 (1.00% in 2003).

g) Foreign currency

The Company is authorized to carry its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted for in results.

As of December 31 2004 and 2003 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2004	2003

Chilean pesos	Ch$	557.40	593.80
Unidad de Fomento (U.F.)	U.F.	0.03219	0.03509
Argentine Pesos	Ar$	2.9705	2.9350
Real (Brazil)	$R	2.6520	2.920
Mexican Peso	MxN	11.1890	11.2245
New Sol	Sol	3.2825	3.4675

h) Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of December 31, 2003, this account includes the expenses related to roads built for the harvesting, which were valued at their cost and accounted at its cost of sales, in the time the forests associated are exploited and sold.

The amount thus determined does no exceed their corresponding market values.

j) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to American dollars. The costs mentioned includes the actual financial cost incurred by the company, until those assets were in conditions to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract. On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests. These assets are not legally property of the company, and thus the company can not freely dispose of them

n) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.

Investments in companies located in other countries are controlled in US dollars and have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o) Goodwill and negative Goodwill

This item represents the positive and/or negative difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, was amortized in a period of 10 years, given the returns of the production management of the actual plant.

Goodwill corresponding to the purchase of the subsidiary Masisa Cabrero S.A., ex Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus adjustments for accrued interest as of the last day of the period.

The value thus determined do not exceed the current market value.

q) Expenses of the issuance and placement of shares and debts titles

The company presents under the account “Other Assets”, the expenses of the issuance and placement of debt titles made in the 2003 exercise, which will be amortized in the terms of the respective debt.

r) Bonds payable

Bonds payable corresponds to the placement in Chile of immaterialized bonds, which are valued at their nominal value plus readjustments and accrued interest at the closing date of the exercise. The difference between the nominal value and the placement value is registered as deferred asset. This asset is amortized in the term period of the obligation.

s) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.
The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1st, 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

t) Sales

Sales are recognized on an accrual basis, at the moment of delivery of the products that the Company manufactures, which are given by underlying market conditions.

u) Derivative contracts

As of December 31, 2004, the Company keeps interest rates swap contracts with financial institutions. These contracts were defined as hedge and are registered by what is established by the Boletín Técnico Nro 57 of the Colegio de Contadores de Chile A.G.

The fair value of these instruments has been recorded in the line “other assets” or “due to banks and financial institutions” depending on weather the result is an account collectible or payable to the corresponding financial institution.

Expected unrealized losses arising from derivative contracts are presented in the line “other assets”. Existing unrealized gains arising from derivative contracts are presented in the line “other liabilities”. The realized results are presented as financial expenses on the closing date of the current financial statements.
In those cases where the hedge is not effective, contracts have been treated as investment instruments.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

x) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of December 31, 2004, all the short-term investments of the company meet the mentioned conditions.

y) Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

During the exercise comprise between January 1 and December 31, 2004, there have been no changes in the accounting principles for the current period in comparison to the previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

The break-down of accounts receivables is the following:

	2004	2003
	THUS$	THUS$

Chile	20,568	23,925
Argentina	11,246	6,733
Brasil	22,630	14,848
México	18,343	11,177
Ecuador	1,630	1,545
Perú	863	17

Total	75,280	58,245

	Currency

			More than 90 and less
	Less than 90 days					Currency Total		Long-term
			than 1 year
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	Sub-Total	12/31/2004	12/31/2003	12/31/2004	12/31/2003

Account receivable	67,081	59,897	11,618	1,467	78,699	75,280	58,245	560	201
Non-collect receivables estimate	0	0	0	0	3,419
Notes receivable	7,346	8,324	1,467	575	8,813	8,099	8,150	1,381	0
Non-collect receivables estimate	0	0	0	0	714
Sundry debtors	7,277	5,825	3,538	149	10,815	10,480	5,825	2,736	1,017
Non-collect receivables estimate	0	0	0	0	325

					Total Long Term receivable			4,677	1,218

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and in general, not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		12/31/2004	12/31/2003	12/31/2004	12/31/2003

96,626,060-2	Forestal Río Calle Calle S.A.	3	0	597	3,297
96,802,690-9	Terranova S.A.	109	0	0	0
Foreign	Masnova de Mexico S.A. de C.V.	1,360	1,872	0	0
Foreign	Terranova Colombia S.A.	34	33	0	0
Foreign	Fibranova C.A.	627	0	0	0
Foreign	Terranova Forest Products Inc.	4,527	19	0	0
Foreign	Plycem Construsistemas Costa Rica	373	268	0	0
Foreign	Plycem Construsistemas El Salvador	49	96	0	0
Foreign	Plycem Construsistemas Guatemala	160	10	0	0
Foreign	Plycem Construsistemas Honduras	51	0	0	0
Foreign	Plycem Construsistemas Nicaragua	90	0	0	0

TOTAL		7,383	2,298	597	3,297

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		12/31/2004	12/31/2003	12/31/2004	12/31/2003

96,626,060-2	Forestal Río Calle Calle S.A.	0	228	0	0
96,802,690-9	Terranova S.A.	0	666	0	0
Foreign	Fibranova C.A.	0	3	0	0
Foreign	Terranova Brasil Limitada	26	48	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	3,483	877	0	0
Foreign	Plycem Construsistemas Honduras	0	3	0	0
Foreign	Plycem Construsistemas Nicaragua	0	2	0	0

TOTAL		3,509	1,827	0	0

b) Come from relate companies and persons:

				12/31/2004		12/31/2003
					Effect on		Effect on
					Income,		Income,
					Profit (loss)		Profit (loss)
Company	RUT	Relationship	Concept	Amount	(loss) (loss)	Amount	(loss) (loss)
				THUS$	THUS$	THUS$	THUS$

Terranova S.A.	96,802,690-9	Common director	Purchase of raw materials	2,461	1,740	1,692	0
Terranova S.A.	96,802,690-9	Common director	Reimburse invoice	290	290	327	327
Forestal Rio Calle Calle S.A.	96,626,060-2	Associated	Interest	34	34	99	99
Fibranova C.A.	Foreign	Common director	Management Fee	490	490	279	279
Fibranova C.A.	Foreign	Common director	Sales of products	2,720	909	1,273	435
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	0	0	150	51
Terranova Colombia S.A.	Foreign	Common director	Sales of products	510	171	686	234
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	8,365	2,795	161	55
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	0	0	36	12
Plycem Construsistemas Costa Rica S.A.	Foreign	Common director	Sales of products	718	240	253	63
Plycem Construsistemas Salvador S.A.	Foreign	Common director	Sales of products	263	88	90	22
Plycem Construsistemas Guatemala S.A.	Foreign	Common director	Sales of products	312	104	211	51
Plycem Construsistemas Honduras	Foreign	Common director	Sales of products	175	58	114	26
Plycem Construsistemas Nicaragua	Foreign	Common director	Sales of	118	39	62	16

NOTE 6 – INVENTORIES

The principal components are set forth below:

	2004	2003
Inventories	THUS$	THUS$

In process and finished goods	53,641	46,477
Obsolescence provision	(789)	(996)
Raw Materials	13,949	12,948
Other material	3,172	3,966
Raw materials on transit	7,130	0
Spare parts	7,396	7,704
Provision for spare part obsolescence	(328)	0
Forest and Plantation in exploitation	6,796	7,617

Total	90,967	77,716

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At December 31 2004, the Company has made the income tax provision as per the tax dispositions in force.
Considering a taxable base of:

2004
THUS$

Inversiones Coronel Ltda.’s taxable income	2,612
Masisa Concepción Ltda’s taxable income	6,549
Masisa Inversiones Ltda’s taxable income	7,549

Balances of tributary retained gains and their respective credits:

1)	Masisa S.A.	: Taxed Earning Reserve amounting THUS$531 with credit of 15%
THUS$24,102 with credit of 16%,
THUS$4,448 with credit of 16.5%, and THUS$11,411 without credit.
2)	Masisa Inversiones Limitada	: Taxed Earning Reserve amounting THUS$5,958 with credit of 15%
THUS$5,326 with credit of 16%,
THUS$5,449 with credit of 16,5%,
THUS$6,266 with credit of 17%, and THUS$1,081 without credit.
3)	Inversiones Coronel Limitada	: Taxed Earning Reserve amounting THUS$1,377 with credit of 15%,
THUS$620 with credit of 16%,
THUS$365 with credit of 16,5%,
THUS$2,167 with credit of 17%, and THUS$48 without credit.
4)	Inversiones Concepción Limitada	: Taxed Earning Reserve amounting THUS$5,436 with credit of 17%.
5)	Masisa Argentina	: (Tax loss THUS$ 1,880)
6)	Masisa do Brasil Limitada	: (Tax loss THUS$23,853)
7)	Forestal Tornagaleones S.A.	: (Tax loss THUS$19,888)
8)	Forestal Argentina S.A.	: (Tax loss THUS$ 9,106)
9)	Masisa Ecuador S.A.	: (Tax loss THUS$840)

a) Deferred Tax

The balances for this item are as follows:

			12/31/2004				12/31/2003
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	692	647	0	0	624	0	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	336	0	0	0	237	0	0	0
Amortization of intangibles	0	0	0	0	0	0	0	0
Leasing assets	0	19	0	0	0	72	0	0
Manufacturing expenses	0	0	736	2,901	0	0	1,012	3,552
Fixed assets depreciation	0	0	0	22,639	0	0	0	19,074
Others events	60	1,002	63	297	6	258	70	271
Obsolescence provision	98	99	0	0	235	102	0	0
Unrealized profits and loss	191	135	0	178	223	168	0	178
Tax Loss	374	21,431	0	0	904	31,524	0	0
Interest capitalized Plantations	0	0	486	594	0	0	380	623
Plantations capitalized indirect cost	0	0	394	3,286	0	0	270	2,638
Bond issuance expense	0	0	0	258	0	0	0	0
Fixed asset provisions	0	1,528	0	0	0	1,159	0	0
Others	0	0	0	0	0	0	0	0

Balance for Complementary assets amortization	29	1,456	67	7,548	30	1,419	95	8,168
Valuation provisions	0	6,553	0	0	0	18,036	0	0

Total	1,722	16,852	1,612	22,605	2,199	13,828	1,637	18,168

b) Income Taxes:

	2004	2003
Items	THUS$	THUS$

Income tax provision	(4,824)	(2,816)
Tax expenses Adjustment	75	5
Effect for deferred taxes of the period	(3,699)	3,849
Tax credit due to tax loss	(9,448)	(7,190)
Effect for amortization of deferred assets and liabilities complementary accounts	(438)	(3,854)
Effect on assets and liabilities of the changes in the valuating provisions	11,753	8,179
Others	(61)	132

Total	(6,642)	(1,695)

NOTE 8 – OTHER CURRENT ASSETS

The principal components are set forth below:

	2004	2003
	THUS$	THUS$

Deposits Rabobank Curacao N.V.	0	29,104
Repurchase deposit agreements	0	11,120

Total	0	40,224

NOTE 9 - FIXED ASSETS

a) This caption includes:

	2004				2003

		Accumulated	Year depreciation			Accumulated	Year depreciation
	Assets value	Depreciation	Operating	Non-operating	Assets value	Depreciation	Operating	Non-operating
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	68,213	0	0	0	67,031	0	0	0
Building and infrastructure	107,980	(26,164)	(2,769)	(94)	105,384	(24,554)	(3,429)	(39)

Machinery and equipment	493,210	(147,385)	(21,018)	(107)	488,554	(126,094)	(19,642)	(48)

Machinery and equipment	492,374	(147,087)	(20,963)	(26)	487,781	(125,795)	(19,554)	(25)
Transportation equipment	836	(298)	(55)	(81)	773	(299)	(88)	(23)

Other fixed assets:	182,668	(12,013)	(1,699)	(2,018)	158,755	(12,287)	(1,236)	(1,420)

Plantations	139,207	0	0	0	118,863	0	0	0
Furniture, fixture and other	9,672	(6,462)	(342)	(496)	11,062	(8,165)	(266)	(612)
Spare parts	11,233	(363)	(172)	0	11,200	(1,065)	(494)	0
Transit spare parts and equipment	0	0	0	0	47	0	0	0
Construction in progress	7,516	0	0	0	8,825	0	0	0
Transit fixed assets	2,543	0	0	0	0	0	0	0
Other fixed assets	12,497	(5,188)	(1,185)	(1,522)	8,758	(3,057)	(476)	(808)

Fixed assets in leasing	1,712	(1,212)	(155)	0	1,763	(1,119)	(163)	0
Computacional systems (software)	6,364	(3,763)	(408)	(966)	5,444	(1,938)	(313)	(808)
Other	4,421	(213)	(622)	(556)	1,551	0	0	0

Total	852,071	(185,562)	(25,486)	(2,219)	819,724	(162,935)	(24,307)	(1,507)

Total Fixed assets	638,804	(213,267)			630,975	(188,749)

b) From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5% .

c) In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented net of the original amounts.

d) The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated goodwill ascends to THUS$36,309 (THUS$30,023 in the 2003), which includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement.

As indicated in the Note 2k), the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A recognized as increased value of the fix assets the financial costs related to the plantation financing for a total of THUS$207 in 2004. In 2003 interest costs for a total of THUS$1,020 that had previously been capitalized, were expensed.

As indicated in Note 2k) the subsidiary Masisa do Brasil recognized the increased value of its forests and plantations. The increase in value totals THUS$10,489 (THUS$8,035 in 2003), is recorded in line “forest plantations” with credit to line “forestry reserve” of Shareholders’ Equity and has been determined by comparing the valuation of Note 2k) with book value, adjusted for foreign exchange differentials.

As indicated on Note 2k), the subsidiary Masisa do Brasil recognized as increased value of the fix asses, the financial costs incurred in the financing of plantations for a total of THUS$2,169 in 2004. During 2003, interest costs for THUS$2,536 were capitalized.

NOTE 10 - INVESTMENT IN RELATED COMPANIES

							Shareholder’s		Net income		Net income				Unrealized		Book value
					Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	Investments in related companies	Country	Currency	Number of shares	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	(3,555)	0	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0000000	0.0000000	968	0	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(1,385)	(1,333)	(52)	(1,370)	(26)	(685)	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	1	9.0000000	9.0000000	(1,212)	0	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a) Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements reason for which a provision for THUS$ 693 and THUS$ 666 has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.

Inversiones Industriales S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinued the application of the VPP method, recognizing losses up to cover the total investment

b) Subsidiaries with positive equity lower than THUS$ 1

Inversiones Calle Calle S.A. US$ 371.

NOTE 11 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			12/31/2004		12/31/2003
			First three months 2004	Total	First three months 2003	Total
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

96,623,490-3	Masisa Cabrero S.A.	20 year	85	1,334	85	1,419
87,658,900-1	Maderas y Paneles S.A.	10 year	0	0	157	0

			85	1,334	242	1,419

The acquisition of the subsidiary Masisa Cabrero S.A., former Fibranova S.A., now merged with Masisa S.A., generated a lower investment value for the Company. This value will be amortized in a period of 20 years, given the current returns of the plant.

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993.

b) Negative Goodwill

			12/31/2004		12/31/2003
			First three months 2004	Total	First three months 2003	Total
		Term	Amortization	Negative	Amortization	Negative
RUT	Company		THUS$	THUS$	THUS$	THUS$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	100	1,754	100	1,854

			100	1,754	100	1,854

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in June 27, This value will be amortized in a period of 20 years.

NOTE 12 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2004	2003
Other long-term assets	Term	THUS$	THUS$

Currency swaps mark-to-market value		5,230	0
Bond issuance and placement cost		5,085	5,861
Unrealized expected losses from derivative instruments		272	989
Fixed assets destined for sale (1)		136	413
Recoverable long term taxes and commissions		87	957
Placacentros furnishings		350	0
Others		468	835

Total		11,628	9,055

(1) The Company had proceed to reclassified those assets that are paralyzed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS SHORT -TERM

		US Dollar		Other foreign		U.F.		THUS$$ no adjustment		Total
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term
97,004,000-5	Banco de Chile	0	9,133	0	0	0	2,512	0	0	0	11,645
97,919,000-K	ABN Amro Bank	0	0	0	0	0	1,155	0	0	0	1,155
97,042,000-2	HSBC Bank Chile	0	3,609	0	0	0	0	0	0	0	3,609
97,030,000-7	Bancoestado	0	3,043	0	0	0	0	0	0	0	3,043
97,023,000-9	Corpbanca	0	5,080	0	0	0	0	0	0	0	5,080
Foreign	Rabobank Curacao N.V.	0	5,075	0	0	0	0	0	0	0	5,075
Foreign	ABN Amro Bank	0	0	0	1,056	0	0	0	0	0	1,056
Foreign	Banco del Desarrollo	1,506	5,511	0	0	0	0	0	0	1,506	5,511
Foreign	Itaú BBA – ACC	1,604	0		1,709				1,604		1,709
	Others	0	0	0	0	0	0	0	0	0	0

	Total	3,110	31,451	0	2,765	0	3,667	0	0	3,110	37,883
	Principal owed	3,100	31,111	0	2,765	0	3,667	0	0	3,100	37,543
	Rate	3.12%	2.26%	0	16.01%	0	4.56%	0	0	0	0

	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	3,106	1,090	0	0	0	0	0	0	3,106	1,090
97,006,000-6	Banco de Crédito e Inversiones	52	0	0	0	1,414	2,594	0	0	1,466	2,594
Foreign	Security Bank	955	962	0	0	0	0	0	0	955	962
Foreign	Desdner Bank Lateiamerica	2,106	1,101	0	0	0	0	0	0	2,106	1,101
Foreign	Citibank N.A.	67	135	0	0	0	0	0	0	67	135
Foreign	Comerica Bank	4,360	4,360	0	0	0	0	0	0	4,360	4,360
Foreign	Banco de Chile New York Branch	4,399	2,234	0	0	0	0	0	0	4,399	2,234
Foreign	The Bank of Nova Scotia	4,045	266	0	0	0	0	0	0	4,045	266
Foreign	Banco Rabobank Ireland PLC	0	29,121	0	0	0	0	0	0	0	29,121
Foreign	Rabobank Nederland	1,299	0	0	0	0	0	0	0	1,299	0
Foreign	BankBoston. N.A.	0	305	0	0	0	0	0	0	0	305
Foreign	BankBoston.	0	0	16	86	0	0	0	0	16	86
	Others	0	0	0	0	0	0	0	0	0	0

	Total	20,389	39,574	16	86	1,414	2,594	0	0	21,819	42,254
	Principal owed	19,519	37,869	0	86	1,324	2,428	0	0	20,843	40,383
	Rate	3.29%	6.68%	0	0	6.70%	6.70%	0	0	0	0

2004
%

Total amount of liabilities in foreign currency:	5.7400
Total amount of liabilities in local currency:	94.2600

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period

							Total Long		Total Long
							Term to close		Term to close
			More 1 year	More 2 year	More 3 year	More 5 year	The financial		The financial
		Currency	Up to 2 year	up to 3 year	Up to 5 year	Up to 10 year	Statements		Statements
RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$

	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	4,500	5,500	0	0	10,000	Libor 180 days +1.875%	13,000
97,006,000-6	Banco de Credito e Inversiones	U.F.	2,648	0	0	0	2,648	6.70%	4,857
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	1,000	0	0	3,000	Libor 180 days +1.900%	5,000
Foreign	Security Bank	Dollar	933	0	0	0	933	Libor 180 days +1.500%	1,867
Foreign	Comerica Bank	Dollar	4,286	2,142	0	0	6,428	Libor 180 days +1.350%	10,714
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,250	0	0	8,550	Libor 180 days +1.250%	12,850
Foreign	The Bank of Nova Scotia	Dollar	7,500	7,500	6,250	0	21,250	Libor 180 days +1.150%	25,000
Foreign	Citibank	Dollar	272	0	0	0	272	5.20%	989
Foreign	Banco de Crédito e Inversiones	Dollar	2,500	2,500	5,000	2,500	12,500	Libor 180 days +1.440%	0
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	1,250	11,250	Libor 180+ spread V.	0
Foreign	Bank Boston	Dollar	0	0	0	0	0	0	8

	Total		31,439	25,392	16,250	3,750	76,831		74,285

2004
%

Total amount of liabilities in foreign currency:	3.4500
Total amount of liabilities in local currency:	96.5500

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, , and in ¨Cédulas de Crédito Bancário -Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previous, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 15 – SHORT TERM AND LONG TERM BONDS

Characteristics:

1) Bonds 355 y 356: Correspond to the placement of local bonds, issued by Masisa S.A.

Series A Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal. Accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006.

This bond counts with partial foreign exchange (dollars to Unidad de Fomento) rate hedge coverage through swap contracts with Scotiabank Sud Americano and Morgan Stanley Capital Services Inc (as indicated in note 23). The contracts have been valued according to what is indicated in paragraph 11 of the Boletin Técnico N°57 of the Colegio de Contadores de Chile A.G., as follows:

Series A:
Capital	THUS$ 77.669.-
Adjustment according th BT-57 p. 11	THUS$(1.181)
Total	THUS$ 76.488.-

Series B Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal. Accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

2) Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds B series: The principal expires at a rate of US$9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Series	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	12/31/2004	12/31/2003	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	B	9,000	Dollar	8.06%	15-08-2008	6 Months	Annual	9,371	9,484	Foreign
356	A	0	U.F.	5.00%	15-12-2010	6 Months	6 Months	160	158	Local
355	B	0	U.F.	6.25%	15-12-2004	6 Months	6 Months	56	56	Local
Total Short Term Portion								9,587	9,698
Long Term Bond
Private Placement	B	27,000	Dollar	8.06%	15-05-2008	6 Months	Annual	27,000	36,000	Foreign
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	6 Months	76,488	71,236	Local
355	B	702	U.F.	6.25%	15-12-2004	6 Months	6 Months	21,809	20,003	Local
Total Long Term Portion								125,297	127,239

NOTE 16 - PROVISIONS AND WRITE-OFFS

Outstanding provisions at the end of each period:

	2004	2003
Current liabilities	THUS$	THUS$

Vacations provision	2,218	1,657
Participation	1,136	325
Audit Provision	291	104
Gratification Provision	300	0
Commissions Provision	1,702	1,068
Industrial Plants provisions	347	168
Forestry Services	254	399
Import expenses and freight export costs	205	266
Plantation Insurance	0	339
Invoices to receive	1,645	285

Total	8,098	4,611

Long –Term liabilities
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	693	666

Total	693	666

Provisions, presented net of the assets that originate them

Allowance for doubtful accounts	4,468	4,017

Inventory obsolescence	1,117	996

Fixed Assets (*)	8,988	6,817

Allowance for other doubtful accounts	2,535	0

Total	17,108	11,830

(*) There provisions correspond to inactive assets and assets for sale.

NOTE 17 – OTHER LONG TERM LIABILITIES

Concepts		Maturity			Amount
	2005	2006	2007	2008 and more	2004	2003

ICMS long term tax payable	2,019	3,461	3,931	4,780	14,191	7,459
Forestry bonifications	0	0	0	3,153	3,153	3,073
Unrealized gain on derivative instruments	1,329	0	0	0	1,329	0
Currency swap mark-to-market value	460	0	0	0	0	0

TOTALS	3,808	3,461	3,931	7,933	19,133	10,532

NOTE 18 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the
	2004	2003	2004	2003
	THUS$	THUS$	THUS$	THUS$

Forestal Tornagaleones S.A.	44,893	38,923	(701)	(915)
Forestal Argentina S.A.	31,182	27,408	(418)	(435)
Maderas y Sintéticos de Perú S.A.C	1	0	(1)	(1)

Total	76,076	66,331	(1,120)	(1,351)

NOTE 19 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2004 and 2003 were as follows:

				2004

						Accumulated
		Reserve de		Reserve for		deficit during
	Paid-in	Revalorization	Other	future	Accumulated	development	Current
	capital	de capital	Reserves	dividends	profit	period	Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	59,706	127,315	18,568	0	9,613
Allocation of income	0	0	0	9,613	0	0	(9,613)
Definitive dividend of the previous exercise	0	0	0	(3,845)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	4,292	0	0	0	0
Forestry reserves Increase	0	0	6,224	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	41,569
Balance	237,022	0	70,222	133,083	18,568	0	41,569

	0	0	0	0	0	0	0

				2003

						Accumulated
		Reserve de		Reserve for		deficit during
	Paid-in	Revalorization	Other	future	Accumulated	development	Current
	capital	de capital	Reserves	dividends	profit	period	Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	47,991	117,156	18,568	0	14,579
Allocation of income	0	0	0	14,579	0	0	(14,579)
Definitive dividend of the previous exercise	0	0	0	(4,420)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	8,591	0	0	0	0
Forestry reserves Increase	0	0	3,124	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	9,613
Balance	237,022	0	59,706	127,315	18,568	0	9,613

Restated balance	237,022	0	59,706	127,315	18,568	0	9,613

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	237,022	237,022

d) Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of December 31, 2004 was THUS$25,151 (THUS$18,927 in 2003).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange differences as of December 31, 2004, corresponds to the balance, calculated as the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64. The following table depicts such adjustment according to the foreign subsidiary from which it originated. Chilean investments in local functional currency have been included using the same treatment :

In December 2004, Balances are made of:

	Initial balance	Exchange difference originated in the period		Balance as of
	actualized	Investment	Liabilities	12/31/2004
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	345	(2,542)	593	(1,604)
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A. de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	0	0	(23)
Forestal Tornagaleones S.A.	11,363	6,241	0	17,604

Total	40,779	3,699	593	45,071

In December 2003, are as follows:

	Initial balance	Exchange difference originated in the period		Balance as of
	actualized	Investment	Liabilities	12/31/2004
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	3,094	(3,693)	944	345
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A.de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	0	(23)	0	(23)
Forestal Tornagaleones S.A.	0	11,363	0	11,363

Total	32,188	7,647	944	40,779

Capital Increase

There have been no changes in capital during these periods.

Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

Dividends Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2004 and 2003, which are presented in pesos and converted to US$ at payment date:

		Dividend per Share	Historical Dividend	Dividend per Share	Dividend
Dividend	Date of payment
		CH$	THUS$	US$	THUS$

2003 N° 33	May, 2004	2.61142	2,286,697	0.0041411	3,845.07

2002N° 32	May, 2003	3.37497	3,133,706	0.0047613	4,420.89

NOTE 20 – OTHERS NON OPERATING INCOME AND EXPENSES

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Income for rendered services	123	0
Gain on rental of industrial plant	304	255
Tax recovery	122	0
Services and commission related companies	511	455
Gain on sales of stock	0	44
Gain on sale of fixed assets, materials and spare parts	936	658
Sales of waste, raw materials and other income	158	94

Total	2,154	1,506

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Provision for doubtful accounts	2,762	0
Provision for inactive assets	2,998	0
Patents, commissions and taxes	385	90
Plant rental, un-costed	192	115
Donations	54	64
Idle asset depreciation and other expenses	453	1,649
Bad debt expense	184	0
Results from insurance claims	134	90
Provision for legal expenses	205	0
Others	285	166

Total	7,652	2,174

NOTE 21 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	12/31/2004	12/31/2003

ASSETS(DEBIT)/CREDIT
Cash	New Sol	29	(24)
Cash	Argentine Pesos	(226)	(392)
Cash	Chilean Pesos	654	806
Cash	Mexican Pesos	(266)	(349)
Cash	Real	287	555
Accounts receivable	Argentine pesos	(46)	605
Accounts receivable	Chilean Pesos	1.289	3.349
Accounts receivable	Mexican Pesos	14	(650)
Accounts receivable	Real	1.905	(1.000)
Recoverable taxes	New Sol	206	(5)
Recoverable taxes	Argentine pesos	(78)	416
Recoverable taxes	Chilean pesos	387	788
Recoverable taxes	Mexican pesos	878	(717)
Recoverable taxes	Real	376	896
Others currents assets	New Sol	(1)	(1)
Others currents assets	Argentine pesos	(12)	113
Others currents assets	Chilean pesos	727	1.318
Others currents assets	Mexican pesos	142	(211)
Others currents assets	Real	81	(467)

Total (debit) / credit		6,346	5,030

LIABILITIES (DEBIT)/CREDIT
Accounts payable	Argentine pesos	(84)	(602)
Accounts payable	Chilean pesos	96	(854)
Accounts payable	Mexican pesos	(10)	634
Accounts payable	Real	(390)	(435)
Banks loans	New Sol	(11)	(2)
Banks loans	Argentine pesos	(56)	(22)
Banks loans	Chilean pesos	149	1
Banks loans	Real	(2,782)	(377)
Banks loans	U.F.	(257)	(1,713)
Public obligations	U.F.	(3,078)	(824)
Others monetary liabilities	New Sol	(227)	19
Others monetary liabilities	Argentine pesos	153	154
Others monetary liabilities	Chilean pesos	(192)	(976)
Others monetary liabilities	Mexican pesos	(549)	210
Others monetary liabilities	Real	(186)	132

Total (debit) / credit		(7,424)	(4,655)

(Losses) Gains from foreign exchange		(1,078)	375

NOTE 22 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses

The composition of the associated capitalized expenses included in other current assets and other long term assets are the following:

	2004	2003
	THUS$	THUS$

Discounted amount of bond placement	4,378	4,718
Stamp tax	1,358	1,463
Placement commission	84	297
Risk classification report	33	62
Registration and inscription rights	12	13
Legal fees	10	20
Other	3	15

Total	5,878	6,588

The charge to results for this concept is:	923	44

NOTE 23 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	20,000	23,132	Other long-term assets	1,813	(196)	0
S	CCPE	0	IV-2010	Change Money	C	U.F. Bonds	40,000	46,264	Other long-term assets	3,417	(392)	0
S	CI	0	IV-2010	Change Money	C	Future Flows	20,000	20,468	Other long-term assets	460	0	(460)
S	CCTE	0	IV-2006	Interest Rate	C	Loans in U.S. dollars	12,000	12,000	Due to banks and financial institutions	272	(67)	0

The company maintains swap contracts valued according as indicated on Note 2u), which are depicted below:

	Recieve			Pay
	Currency	Amount	Interest Rate	Currency	Amount	Interest Rate
Existing coverage contracts:
Banco Scotiabank Sud Américano	U.F.	701,618.745	4.940%	Dollar	20,000	6.20%
Morgan Stanley Capital Service Inc.	U.F.	1,403,237.000	4.939%	Dollar	40,000	6.36%
Investment contracts
Morgan Stanley Capital Service Inc.	Dollar	20,000	6.200%	MXN	229,000	11.75%
Citibank N.A. New York	Dollar	12,000	Libor + 2.315%			5.2%

NOTE 24 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

Forestal Tornagaleones S.A.

a) Direct Guarantees

On October 15, 1998 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of December 31, 2004 is THUS$20,964 and the value of the land was THUS$5,642. In addition, the agreement includes other clauses normally used in this kind of transactions.

b) Indirect Guarantees

During 2001 Forestal Tornagaleones S.A., the subsidiary became a guarantor in favor of the Banco Dresdner and Banco Security issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt.

On march 18, 2004, Masisa S.A., controlling shareholder of Forestal Tornagaleones S.A., replaced Forestal Tornagaleones S.A. as guarantor for the US$6 million debt contract, currently an outstanding balance of US$5 million, with Dresdner Lateinamerika Bank A.G. to the subsidiary Forestal Argentina S.A. The loan issued by Banco Security to the subsidiary Forestal Argentina S.A. obliges Forestal Tornagaleones S.A. to comply with the same commitments that the company, in its guarantor status of the credit issued by Dresdner Lateinamerika Bank A.G. to the subsidiary Forestal Argentina S.A.

Additionally the loan agreement with the Banco Dresdner establishes for the guarantor some normal obligations for this kind of operations, which are applicable on the same terms and conditions as the Banco Security credit guarantee. In light of the above, Banco Security placed certain obligations considered normal for this type of agreement on Forestal Tornagaleones S.A. as the guarantor of the Forestal Argentina S.A. loan as of the above date.

As a result of the above mentioned, Forestal Tornagaleones S.A. is obliged to comply with certain obligations which are standard for these types of operations, some of which are:

Maintain a equity no lower than US$ 80 million.
Maintain a leverage equal or lower than 0.4 times.
Maintain a ratio between equity and long term debt to fixed assets equal to or greater than 1.
Maintain a ratio between EBITDA and financial expenses greater or equal to 1.5 times.

At the time these statements are presented, the company complies with the mentioned obligations.

c) Trials

As of December 31 2004, the company have an award of damages trial against it. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 9, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. The accuser presented a demand limiting his pretensions to CH$60,000,000 (CH$40,000,000 for unemployed profit and CH$20,000,000 for moral hazard. The Supreme Court has not yet issued a statement regarding the admissibility of the recourses presented.

On January 27, the Supreme Court declared the recourse inadmissible by its form and rejected its substance.

On January 31, 2005, the plaintiff presented a reposition recourse to the Supreme Court in regard to the rejection of the substance of the recourse for lack of fundamentals, requesting to revoke and declare the ruling inadmissible. With respect to this last recourse, the Supreme Court has not yes issued a pronouncement.

At December 31, 2004 the company has not provisioned for this matter, given that in virtue of the antecedents that it counts with and the opinion of legal council, the odds of success of the plaintiff are minimal.

Masisa S.A.

a) Local bonds issuance and placement

The contract relating to the issuance and placement of the bonds by Masisa in the local market establishes for Masisa and its subsidiaries certain obligations that are normal for this type of transaction. Among the terms and conditions specifically indicated in the respective bond issuance contract are: the maintenance of insurance covering the principal assets according to industry standards; providing to the bond holders a copy of the individual and consolidated financial statements, both quarterly and annually, of the issuer and its subsidiaries that correspond to the rules applicable to public corporations, and copies of risk classification reports; maintain current the accounting of the issuer and its subsidiaries; conduct arms length transactions with its subsidiaries; prohibits providing financing to any entity of the group that is not the issuer or subsidiary of the issuer; maintain on a quarterly basis, beginning December 31, 2003, a level of indebtedness, defined as the ratio of liabilities to shareholders equity, and measured using the values provided in both its consolidated and individual financial statements, no greater than 0.9 times, according to the terms and conditions that are established in the bond issuance contracts, respectively.

b) Indirect Guarantees

On March 18, 2004, the Company became a co-debt holder and signatory to Banco Dresdner for the loan received from the said bank in 2001 by the Company’s subsidiary Forestal Argentina S.A. The loan was designated for financing of new plantations, the purchase of land and the restructuring of its financial debt. As of the same date, the loan agreement was modified and establishes for Masisa S.A. as guarantor, certain normal obligations for this type of agreement.

Masisa Overseas Ltda.

The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.
  The forbiddance to giving some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exception of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.
  The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

1.- Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Compliance with all laws
  Maintenance of insurance on properties and businesses
  Maintenance of properties in good repair, working order and condition
  Compliance with financial indexes

  Leverage Ratio not higher than 1
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of THUS$236,601.
  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
  Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.
  Forbiddance to some transactions with related parties
  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2.- Comerica Bank

The loan entered by the Company with Comerica Bank for MTHUS$15, which as of December 31, 2004 THUS$10,788 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches companies.
  The Company must follows the current laws and regulations.
  The Company must accomplish and pay all the obligations derivate of loan agreements.
  Maintenance of the normal continuousness of the Company
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To do transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MTHUS$345.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

3.- Banco de Chile

The loan entered by the Company with the Banco de Chile for MTHUS$15, an outstanding balance of THUS$12,949 as of December 31, 2004, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MTHUS$345.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

4.- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MTHUS$25, and outstanding balance of THUS$25,295 as of December 31, 2004, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to THUS345.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

Masisa Argentina S.A.

The parent society has granted loans obtained by its subsidiary Masisa Argentina S.A.. This loans establishes some obligations that are normal in this kind of agreements, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreements. The obligations related to financial indexes must be calculated over a consolidated basis.

1.- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for MTHUS$12,5, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, maintenance of Properties needed for the normal course of business, the Company must follows the current laws and regulations, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0.9 times, the Company must maintain a hedge over financial expenses not lower than 3; The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MTHUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to do transactions with related parties at market conditions, forbiddance to make loans to any entity of the entrepreneurial group which is not the issuing company or any of its subsidiaries or allied.

2.- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for MTHUS$12,5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0.9 times, the Company must maintain a hedge over financial expenses not lower than 3, the Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MTHUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THUS$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

Forestal Argentina S.A.

The loans entered by the Company with Banco Dredner A.G. and Banco Security and received during 2001 include some obligations that are normal in this kind of agreement. With respect to the Banco Security credit, the same terms and obligations apply as the terms and obligations indicated in the contract with Banco Dresdner.

As of the date above, the covenants affecting the Company were as follows:

  The ratio between EBITDA and financial expenses must be higher or equal to 1.2 times.
  Maintenance of a shareholder’s equity not lower than US$37 million.

able resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	12/31/2004	12/31/2003	12/31/2005	Assets	12/31/2006	Assets	12/31/2007	Assets
Direct Guarantees
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Filial	Mortgage	Equity	13,106	13,106	14,090	3,106		4,500		5,500
Indirect Guarantees
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	1,888	1,888	2,829	955	0	933	0	0	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	5,106	5,106	6,101	2,106	0	2,000	0	1,000	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Securitized	Net Worth	10,788	10,788	15,074	4,360	0	4,286	0	2,142	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Securitized	Net Worth	339	339	1,124	67	0	272	0	0	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Securitized	Net Worth	25,295	25,295	25,266	4,045	0	7,500	0	7,500	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Securitized	Net Worth	36,371	36,371	45,484	9,371	0	9,000	0	9,000	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Securitized	Net Worth	12,949	12,949	15,084	4,399	0	4,300	0	4,250	0
Itaú BBA-ACC	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Securitized	Net Worth	1,604	1,604	1,709	1,604	0	0	0	0	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Securitized	Net Worth	0	0	1,056	0	0	0	0	0	0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	1,506	1,506	5,511	1,506	0	0	0	0	0
Banco de Credito e Inversiones	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	12,552	12,552	0	52	0	2,500	0	2,500	0
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	12,549	12,549	0	1,299	0	2,500	0	2,500	0
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	0	0	29,121	0	0	0	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	16	16	94	16	0	0	0	0	0
BankBoston N.A.	Masisa Argentina S.A.	Subsidiary of Subsidiary	Securitized	Net Worth	0	0	305	0	0	0	0	0	0

NOTE 25 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$4,778 (THUS$7,583 in 2003).

Forestal Tornagaleones S.A.

Forestal Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$113 at December 31, 2004. (THUS$705 in 2003).

NOTE 26 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	12/31/2004	12/31/2003

Cash	ThCh$ not adjustable	530	4,607
Cash	US$	946	2,770
Cash	ThAr$	366	275
Cash	Re	1,878	96
Cash	Euro	2	6
Cash	Mexican pesos	636	895
Cash	Sol	0	12
Time deposit	US$	17,033	0
Marketable securities (net)	U.F.	1,175	0
Account receivable	ThCh$ not adjustable	15,518	15,163
Account receivable	US$	27,728	19,709
Account receivable	ThAr$	2,628	1,614
Account receivable	Sol	0	17
Account receivable	Re	13,696	11,182
Account receivable	Mexican pesos	15,710	10,560
Notes receivable	ThCh$ not adjustable	2,973	2,777
Notes receivable	US$	616	75
Notes receivable	ThAr$	2,242	1,242
Notes receivable	Sol	1,478	4,056
Notes receivable	Mexican pesos	790	0
Sundry debtors	ThCh$ not adjustable	4,297	2,607
Sundry debtors	Euro	0	16

Sundry debtors	US$	4,549	530
Sundry debtors	ThAr$	1,123	1,296
Sundry debtors	Re	456	1,319
Sundry debtors	Mexican pesos	55	45
Sundry debtors	Sol	0	12
Notes and accounts receivable from related companies	ThCh$ not adjustable	3	0
Notes and accounts receivable from related companies	US$	7,380	2,298
Inventories	Adjustable ThCh$	4,107	5,930
Inventories	US$	86,860	71,786
Recoverable taxes	Adjustable ThCh$	107	2,502
Recoverable taxes	US$	6,538	471
Recoverable taxes	ThAr$	5,021	6,300
Recoverable taxes	Sol	2	367
Recoverable taxes	Re	565	295
Recoverable taxes	Mexican pesos	1,314	1,245
Prepaid expenses	ThCh$ not adjustable	2,646	1,001
Prepaid expenses	US$	667	767
Prepaid expenses	ThAr$	20	65
Prepaid expenses	Sol	39	29
Prepaid expenses	Re	894	283
Prepaid expenses	Mexican pesos	8	2
Prepaid expenses	U.F.	793	727
Deferred taxes	US$	110	562
Others currents assets	U.F.	0	11,120
Others currents assets	US$	0	29,104
Fixed assets	Adjustable ThCh$	97,037	87,743
Fixed assets	US$	541,767	543,232
Investments in other companies	Adjustable ThCh$	7	6
Investments in other companies	US$	53	4
Goodwill	US$	1,334	1,419
Negative goodwill	US$	(1,754)	(1,854)
Long term receivables	US$	3,983	0
Long term receivables	U.F.	0	502
Long term receivables	ThAr$	134	201
Long term receivables	Re	560	515
Notes and accounts receivables from related companies	US$	597	3,297
Others	ThCh$ not adjustable	512	537
Others	ThAr$	142	879
Others	US$	5,502	989
Others	Mexican pesos	387	789
Others	U.F.	5,085	5,861
Total Assets

	ThCh$ not adjustable	26,479	26,692
	US$	703,909	675,159
	ThAr$	11,676	11,872
	Re	18,049	13,690
	Euro	2	22
	Mexican pesos	18,900	13,536
	Sol	1,519	4,493
	U.F.	7,053	18,210
	Adjustable ThCh$	101,258	96,181

b) Liabilities

			Until 90 days				90 days to 1 year
		12/31/2004		12/31/2003		12/31/2004		12/31/2003
Account	Currency	Amount	Annual Rate	Amount	Annual	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	0	0	3,667	4.56%	0	0	0	0
Due to banks and financial institutions short/term	ThCh$ not adjustable	0	0	0	0	1.506	3.59%	0	0
Due to banks and financial institutions short/term	US$	1,604	2.68%	9,633	2.29%	0	0	21,818	2.39%
Short/term portion of long/term liabilities to banks and financial institutions	Real	0	0	2,765	5.77%	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	1,380	6.7%	1.414	6.7%	1,214	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	296	0	1,757	2.98%	20.093	3.29%	37,817	6.79%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	16	0	31	0	0	0	55	0
Short term portion of long term Bond	U.F.	0	0	0	0	216	0	214	0
Short term portion of long term Bond	US$	0	0	0	0	9.371	8.06%	9,484	8.06%
Long/term liabilities due within one year	US$	22	10.5%	75	10.5%	89	10.50%	237	10.5%
Dividends payable	ThCh$ not adjustable	174	0	206	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	11,983	0	4,824	0	0	0	0	0
Accounts payable	U.F.	0	0	1,774	0	0	0	0	0
Accounts payable	US$	6,905	0	9,718	0	0	0	0	0
Accounts payable	ThAr$	3,187	0	974	0	0	0	0	0
Accounts payable	Re	2,588	0	3,256	0	0	0	0	0
Accounts payable	Euro	12	0	872	0	0	0	0	0
Accounts payable	Others money	66	0	257	0	0	0	0	0
Accounts payable	Sol	153	0	42	0	0	0	0	0
Accounts payable	Mexican pesos	5,029	0	2,013	0	0	0	0	0
Notes payable	ThAr$	557	0	0	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	73	0	10	0	0	0	0	0
Sundry creditors	US$	1,122	0	1,643	0	0	0	0	0
Sundry creditors	Sol	16	0	32	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	0	0	894	0	0	0	0	0
Notes and accounts payable to related companies	US$	3,509	0	933	0	0	0	0	0
Provisions	ThCh$ not adjustable	3,290	0	1,971	0	0	0	0	0
Provisions	US$	495	0	0	0	1,068	0	1,068	0
Provisions	ThAr$	751	0	433	0	116	0	0	0
Provisions	Re	1,605	0	831	0	0	0	0	0
Provisions	Sol	47	0	29	0	0	0	0	0
Provisions	Mexican pesos	726	0	279	0	0	0	0	0
Withholdings	ThCh$ not adjustable	703	0	757	0	0	0	0	0
Withholdings	US$	376	0	0	0	147	0	0	0
Withholdings	ThAr$	589	0	752	0	0	0	0	0
Withholdings	Re	542	0	244	0	0	0	0	0
Withholdings	Sol	5	0	3	0	0	0	0	0
Withholdings	Mexican pesos	274	0	85	0	0	0	0	0
Income tax	ThCh$ not adjustable	1,405	0	0	0	0	0	0	0
Income tax	US$	274	0	0	0	0	0	0	0
Income tax	Argentine pesos	0	0	0	0	1,444	0	0	0
Income Tax	Sol	222	0	0	0	0	0	0	0
Pre-paid revenues	ThCh$ Not Adjustable	484	0	53	0	0	0	0	0
Other current liabilities	Argentine Pesos	8	0	11	0	0	0	0	0

Total current liabilities	U.F.	0	0	6,821	0	1,630	0	1,428	0

ThCh$ Not Adjustable	18,112	0	8,715	0	0	0	0	0
US$	14,603	0	23,759	0	32,274	0	70,424	0
Re	4,735	0	7,096	0	0	0	0	0
Argentine pesos	5,108	0	2,201	0	1,560	0	55	0
Euro	12	0	872	0	0	0	0	0
Others money	66	0	257	0	0	0	0	0
Sol	443	0	106	0	0	0	0	0
Mexican Pesos	6,029	0	2,377	0	0	0	0	0

Long -Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	2,648	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	54,183	3.25%	16,250	3.32%	3,750	3.9%	0	0
Bonds	U.F.	31,067	5.00%	31,067	5.00%	21,766	5.24%	14,398	6.25%
Bonds	US$	18,000	8.06%	9,000	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	26	0	0	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	693	0
Deferred taxes	US$	0	0	0	0	0	0	5,753	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,474	0
Other liabilities	US$	1,789	0	0	0	0	0	0	0
Other liabilities	Pa	0	0	0	0	0	0	1,679	0
Other liabilities	Re	9,071	0	5,120	0	0	0	0	0

Total long-term liabilities

	U.F.	33,715	0	31,067	0	21,766	0	14,398	0
	US$	73,972	0	25,250	0	3,750	0	6,446	0
	ThCh$ not adjustable	26	0	0	0	0	0	1,474	0
	Pa	0	0	0	0	0	0	1,679	0
	Re	9,071	0	5,120	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	4,857	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	42,778	2.73%	26,642	2.67%	0	0	0	0
Due to banks and financial institutions	Pa	8	0	0	0	0	0	0	0
Bonds	U.F.	14,247	5.00%	56,989	5.00%	4,286	6.25%	15,717	6.25%
Bonds	US$	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry Creditors	ThCh$ not adjustable	18	0	0	0	0	0	0	0
Sundry creditors	US$	109	10.50%	0	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	666	0
Deferred taxes	US$	0	0	0	0	0	0	3,632	0
Deferred taxes	Pa	0	0	0	0	0	0	708	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,392	0
Other liabilities	Pa	0	0	0	0	0	0	1,679	0
Other liabilities	Re	4,282	0	3,179	0	0	0	0	0

Total long-term liabilities

	U.F.	19,104	0	56,989	0	4,286	0	15,717	0
	US$	60,887	0	44,642	0	0	0	4,298	0
	Pa	8	0	0	0	0	0	2,387	0
	ThCh$ not adjustable	18	0	0	0	0	0	1,392	0
	Re	4,282	0	3,179	0	0	0	0	0

NOTE 27 – SANCTIONS

During the period covered by these financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 28 – SUBSEQUENT EVENTS

Between December 31, 2004 and the emission date of this financial statements, no significant event that affects the financial situation of the company have taken place.

NOTE 29 – ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects

Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of December,31, 2004

Projects	Budget	Amount	Amount 2004
	THUS$	THUS$	THUS$

Current	2,827	2,512	863
Completed during 2004	1,529	1,493	583
Completed during 2003	2,621	2,413	0

Disbursements by country:

Masisa Chile

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

SCS Implementation and Certification	40	34	33	In progress
Installation of equipment in chipping installations	29	30	0	Completed 2003	Pollution reduction
Fluid agitator, Cabrero Plant	17	14	0	Completed 2003	Water pollution reduction
Cleaning of water used in Chip washing process	48	45	0	Completed 2003	Water pollution reduction
Cleaning of water used in pressing process	26	24	2	Completed 2004	Water pollution reduction

Rain water evacuation	9	9	0	Completed 2003	Avoids the overflow of water
Betterment of the formaldehyde extraction	8	6	0	Completed 2003	Reduction of pollution in the working
process					environment

	177	162	35

The implementation and certification of ISO 14.001 of the environmental processes of all the industrial plants. The development and compliance evaluation of SGA with norms ISO 14.001 was done by Det Norske Veritas and accredited by the Dutch organism RVA.

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

ISO 14001 projects, Chiguayante Plant	52	38	2	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Mapal Plant	73	71	2	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Ranco plant	73	73	18	Completed 2004	Company does not pollute the environment
ISO 14001 projects, Puschmann plant	26	22	22	Completed 2004	Company does not pollute the environment

	224	204	44

Masisa Argentina

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

Construction of warehouse in the area of loading of sawdust	24	25	0	Completed 2003	Avoids the dispersion of sawdust during the loading / unloading of trucks.
Rain water drainage at Rucci street	38	38	0	Completed 2003	Avoids the overflow of water
Expansion of treatment of affluent liquids	90	93	0	Completed 2003	Reutilization of affluent liquids
					Safety of the plant.
Change in the energy source receptor plant	8	7	0	Completed 2003	Avoids the formation of residuals that
					create dust.
Closing of the walls of the drying areas of PB	6	6	0	Completed 2003	Contain the dispersion of sawdust
Plantation of “green curtains”	8	5	0	Completed 2003	Protect from wind and noise
Capacity increase of affluent liquids plant of	90	93	0	Completed 2003	Improvement of affluent liquids quality
MDF lines
Rain water drainage	97	105	0	Completed 2003	Better drainage at Rucci street
Industrial affluent treatment from MDF plants	30	30	30	Completed 2004	Reutilization of all the treated afflatus
					in the process
Implementation of ISO 14.001 norms at	92	91	4	Completed 2004	Company does not pollute the
Concordia Plant					environment
Production facilities ventilation	95	95	95	Completed 2004	Improves working environment
Thermal oil network unification	20	20	20	Completed 2004	Minimizes fossil fuel consumption
Erratic kettle conversion to dust	140	128	128	Current	Avoids contamination by pollution
Truck entry change	140	-	-	Current	Avoids contamination by pollution
Filter dock sift	25	23	23	Current	Avoids dust dispersion
Chipper	150	143	143	Current	Reuses industrial waste

	1,053	902	443

Masisa do Brasil

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

SGA ISO 14.001 Implementation and Certification	147	138	14	Completed 2003	Certification ISO 14.001. Company
					does not pollute the environment.
Expansion in water treatment network	44	43	43
Warehouse betterments	4	4	4	In progress	Various safety and environmental
					betterments
Ponta Grossa Plant betterments	155	105	105	In progress	Various safety and health betterments

SGI – ISO 14001 and OSAS 18001 betterments	235	222	70	In progress	Company does not pollute the
					environment
Use of wood residuals in place of natural gas	1,075	1,025	0	In progress	Use of renewable energy instead of non
					renewable energy.

	1,660	1,537	236

Masisa México

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

Isolation of thermal oils ducts in presses L-1 and L-2	6	10	0	Completed 2003	Reduce fire hazard risk
Change of sifts	738	729	0	Completed 2003	Pollution reduction
L-1 polish capabilities	489	461	0	Completed 2003	Pollution reduction
Optimum classification of raw material and transportation	916	737	0	Completed 2003	Pollution reduction
modification.
Isolation of thermal oils ducts in presses L-1 and L-2	6	10	0	Completed 2004	Reduce fire hazard risk
Change of low cyclone chains L-1 and L-2	15	12	12	Completed 2004	Pollution reduction
Change of sifted feeder L-1	10	9	9	Completed 2004	Pollution reduction
Change in ducts and tops with leaks of L-1 and L-2	12	11	11	Completed 2004	Pollution reduction
shavings
L-2 dryer – L-1 dry silo connection	767	766	284	Completed 2004	Reduction of diesel consumption and
					pollution reduction
Reduction of formaldehyde emissions of presses L-1 and	70	71	47	Completed 2004	Reduction of emissions in working
L-2					area
Shavings transportation to L-1 dryer	15	12	12	Completed 2004	Pollution reduction
Sawdust burning L-2 control	10	12	12	In progress	Reduction in environmental pollution
					due to gas emissions
Implementation and Certification of SGA and OHSAS	75	75	75	In progress	Company does not pollute the
18.000 security systems.					environment

Installation of natural light in roof	16	7	7	In progress	Reduce the consumption of energy

	3,145	2,922	469

Forestal Argentina

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

SGA implementation	80	79	79	In progress	ISO 14.001 certification

	80	79	79		Eliminates pollution

Forestal Tornagaleones

Project	Budget	Amount Invested	Invested	Status
			2004
	THUS$	THUS$		12/31/2004	Objective

SGA ISO 14.001Implementation and Certification				In progress	Certification ISO 14.001
OHSAS 19.00	638	612	141

	638	612	141

REASONED ANALYSIS

A. COMPARATIVE ANALYSIS OF THE MAIN OBSERVED TRENDS

Liquidity ratios	12-31-2004	12-31-2003

Current liquidity	2.76	1.74
Acid Ratio	0.27	0.16

The change on the liquidity ratios are mainly explained by the payment of short term financial liabilities with the resources obtained of the bonds placement in the local market made on December, 2003 and the cash generated from operations.

Indebtedness Indexes	12-31-2004	12-31-2003

Total debt/Equity capital	62.40%	75.47%
Short term Debt/Total Debt	27.08%	36.26%
Long term Debt/Total Debt	72.92%	63.64%
Financial Expenses Coverage	3.91%	1.84%

The Total Debt index to Equity Capital shows a reduction with regard to December, 2003, mainly due to the reduction of the financial debt and the increase of the equity capital value on the concepts Other Reserves and Undistributed Profits.

The ratio of the short term debt was reduced due to the bonds placement made by Masisa S.A. during the last month of the previous year. With the results obtained from such placement, at the end of the year 2003 and the beginning of 2004, short and mid term debts were prepaid. The improvement of the financial expenses coverage index regarding the previous year is mainly explained by the increase of the consolidated operational result, which is analyzed in the following paragraphs.

Activity Indexes	12-31-2004	12-31-2003

Total of Assets	888,845	859,855
• Investments	23,947	25,977
• Transfers	1,432	91

Inventory Turnover	3,42	2,91
Days Inventory	105,16	123,85

The total assets of the company during 2004, were mainly increased by higher investment on working capital required to an operation with bigger volumes, and the investment on fixed assets on improvement projects and increase on operating capacity.

The inventory indexes show an increase on the turnover, due to the sales and to a better management of the distribution chain.

Results Indexes	12-31-2004	12-31-2003

Consolidated net Sales	397,312	281,826
Domestic Market	285,027	214,259
Foreign Market	112,285	67,567
Cost of Goods Sold	(277,872)	(215,537)
Domestic Market	(205,515)	(160,937)
Foreign Market	(72,357)	(54,600)
Operational Results	71,089	25,326
Financial Expenses	(16,892)	(14,875)
Non-operational Results	(21,858)	(12,767)
Earnings before minority interest, goodwill	93,913	53,490
amortization, financial expenses, income tax and
depreciation.

Profits after Taxes	41,569	9,613

The operational result of the company has been increased compared to the previous year. This increase is mainly due to the recovery on the markets observed from the third quarter of the year 2003, after a low performance during the first half of the same year.

The lower operational result on the previous year was mainly produced by two reasons. The first one was a temporary reduction on the production levels of MDF in Chile, due to the incorporation of new technology on the plants, which meant a reduction on the sales levels of this product and an increase on the production unitary costs. The second reason was that, due to the economic crisis in Argentina, the company has shifted the sales volumes previously destined to the Argentinean market, to export markets, which, in general, represent lower margins due to the high transport costs. On the other hand, some Argentinean competitors geared part of their sales of boards to the Chilean market, which resulted on a reduction of the price of these boards in Chile. From the third quarter of 2003, the recovery of the Argentinean local market allowed to improve the margins and reorient volume to the internal market, releasing the pressure over the Chilean market.

The best operational result obtained during the year 2004 is mainly due to the positive cycle of prices kept by the OSB on the international markets, especially on the North-American market. In spite of the price of OSB reached its higher level in April, it is still kept at levels comparatively high in relation to the previous years. This allows that the OSB plant in Brazil directly exports a significant part of its production, thus improving the business margins. The growth of the internal market of the MDF in Brazil, the sustained recovery of the Argentinean local market, with its resulting recovery of local margins and reduction of the imports pressure over the Chilean market, together with the growth of the Mexican market, and the increase of the sales of products with a bigger added value such as MDF moldings, are the positive factors that explain the results of the period. On the other hand, some difficulties on the export towards overseas markets due to the lack of ships have restrained a better performance of the company.

It is important to mention that the costs of goods sold depletion. Depletion corresponds to the historical cost of the forest that is being harvested. Under the Chilean accounting regulations, this cost reduces the operational result; however, it does not represent a cash outflow for the company.

The depletion for the analyzed periods are detailed below:

Depletion	12-31-2004	12-31-2003
	THUS$	THUS$

Chile	1,612	1,643
Argentina	2,116	1,094
Brazil	787	1,061

Total	4,515	3,798

The non-operational result shows an important reduction regarding the previous year, which is mainly explained by the bigger financial expense and exchange rate differential associated to the bonds in U.F., at fixed rate, lower financial incomes due to the reduction of financial investments and bigger provisions.

Profitability Index	12-31-2004	12-31-2003

Equity capital Profitability	9.12%	2.19%
Asset Profitability	4.74%	1.16%
Operational Assets Return	8.24%	3.15%
Profit per share	0.04%	0.01%
Dividends Return	0.63%	2.27%

B. DESCRIPTION AND ANALYSIS OF THE CASH VARIATIONS AND EQUIVALENT CASH

Main flows of the period	12-31-2004	12-31-2003
	THUS$	THUS$

OBTAINED RESOURCES:	554,613	520,712
Collection Debtors by Sales	471,920	328,951
Financial Incomes	2,151	887
Dividends and other distributions received
Other Incomes Received	10,867	16,857
Share placement	0	0
Loans obtainment	39,374	81,269
Bonds with the public	0	85,707
Obtainment of other loans of related	0	5,848
companies
Other financing sources	2	1,102
Fixed Asset Sales	1,432	91
Other Investments Sales	0	0
Collection of other loans to related		0
companies	131
Other Incomes of investment	28,736	0
APPLIED RESOURCES:	551,828	504,49
Providers Payment	387,899	297,497
Interest Paid	14,923	9,817

Income Tax Paid	5,136	8,135
Other expenses paid	2,977	2,261
VAT Paid	13,518	11,270
Dividends payment	3,825	4,382
Loans payment	90,197	114,026
Payment of Bonds with the public	9,000	25,000
Payment of expenses for issue and	0	1,883
placement of bonds with the public
Fixed Assets Purchase	21,517	24,461
Capitalized interests	2,376	1,516
Other loans to related companies (minus)	406	4,401
Increase (Reduction) of Funds	2,785	16,063

Observing the flows, it could be noticed an important increase on the Collection of Sales, which is mainly explained by the increase of the sales in Chile, Brazil, Mexico and Argentina, compared with the same period of the previous year. In its turn, we can notice the increase on the providers payment due to the bigger volumes commercialized. The other incomes received mainly correspond to returns of exports VAT. The loan obtainment corresponds to the decision of restructuring the debt from the short term to the long term.

C. ACCOUNTING AND ECONOMIC VALUES OF ASSETS AND LIABILITIES

The main assets of the company are its productive plants located in Chile, Argentina, Brazil and Mexico, which are appreciated according to accounting principles generally accepted. The studies usually made by the company to analyze the economic value of its productive plants show that such values at least cover the respective book values.

D. ANALYSIS OF THE MOST IMPORTANT VARIATIONS OF THE PERIOD

The company makes its business in different markets, mainly focused in Chile, Argentina, Brazil and Mexico. Due to this, the sales and financial performance of the company are exposed to the conditions characteristic of each market. The following table explains the distribution of the consolidated sales, grouped by target market.

	Sales Distribution according to the Target Market

	12-31-2004	12-31-2003

Chile	24.1%	27.2%
Argentina	10.9%	10.2%
Brazil	22.3%	26.3%
Mexico	14.3%	13.4%
USA	14.1%	4.8%
Others	14.3%	18.1%

Total	100.0%	100.0%

Comparing the distribution of sales of the analyzed periods, in the current period we observe an important increase of the USA as a destination market, which is explained by the bigger sale of OSB and MDF moldings towards that country. This increase and redistribution of volume towards the other markets, reduces the participation of the Chilean and Brazilian markets in the total of Masisa. Argentina and Mexico keep their participation due to the recovery shown on the local economies, which allows for an increase in the volumes commercialized in such markets.

During the last years, Masisa S.A. has increased the diversification of its market risks through the expansion of its productive and commercial operations to other countries. That is the reason of having plants in Chile, Argentina, Brazil and Mexico. The company also has its own commercial operations in Peru and Ecuador and exports to several countries in America, Asia and Europe. In this way, the company reduces the exposition to the risk of a particular market.

The company also faces in its markets the risk of an eventual enhancement of the competitors or the appearance of new actors in the market of boards. Masisa S.A. considers it has solid positions on each market where it directly participates, which allows keeping profitable and growing operations. However, the company could not assure that these conditions would not change in the future with the entrance of new participants or the enhancement of the competitors in the markets where it participates. In order to face these risks, the company focus its efforts in actions tending to keep its leadership in costs, keep a strong distribution chain, constantly improve its products offer and obtain brand recognition, among others.

The company has exposure, on its assets and liabilities, to the variations of the value of foreign currency or currencies different from the functional currency –currency in which is made the accounting (dollars). The existence of assets and liabilities in no dollar currency is mainly due to the operations of the company in the local markets, to the activities of domestic sales, to activities of investment on assets purchased in the local market and to the obtainment of internal financing.

The balances in non-dollar currency and/or denominated in a currency different from the currency on the analyzed periods were the following:

	Summary of assets and liabilities in non-dollar currency
	(Expressed in thousands of American dollars)

	12-31-2004	12-31-2003

Assets	184,936	184,696
Liabilities	156,010	136,582
Active (passive) position	28,926	48,114

Based on market conditions, the management of the company establishes policies to obtain credits, invest on deposits and marketable securities with repurchase agreement and the use of derived instruments. Depending on the amounts, the Board of Directors also approve these transactions before their execution. The new long term financing to finance new investments or refinance existing liabilities, should be approved by the Board of Directors of the company. In the countries where Masisa S.A. has operations, the local management could obtain new short term credits for its needs of working capital in the normal operation of the business.

E. RISK ANALYSIS

Risk Factors Analysis:

During the normal course of its business, the company faces different risk factors, of market, financing and operational, among others.

Financing and exchange rate risk:

The management of the company also establishes policies to manage the financial risk through the use of derived instruments such as swaps, forwards, options or futures, in order to cover the exchange rate and the interest rates fluctuation risks.

The company does not use derived instruments for speculative purposes.

Operational risk:

In the normal course of its business, Masisa S.A. faces risks of raw material provision, specially chemical resins and wood, which are fundamental elements for the production of its products. In order to minimize this risk, the company has long-term agreements with providers of chemical resins. It is also main stockholder of Forestal Tornagaleones S.A., which has plantations in Chile and Argentina. Additionally, it keeps a policy of spread its supply of wood wastes, reducing the dependence of individual providers.

As part of the normal course of its business, the company could face risks of damages on its plants, risks of losses on its warehouses, third parties damages, legal contingencies, commercial risks and others. The management of the company try to identify these risks in order to avoid if possible their occurrence, minimize the adverse potential effects and/or cover through insurance.

Important Events

The following is a summary of the most important facts communicated to the Superintendence of securities and Insurance in Chile, New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) in United States during the year 2004.

March 31, 2004

The Superintendence of Securities and Insurance and the Stock Exchange of Chile have been informed that in the meeting of March 31, 2004 the Directory of the company agreed to celebrate the general ordinary assembly of the shareholders of Masisa S.A. on April 2004,21 at 12:00 hours in the offices of the company in José Manuel Balmaceda Nº 8050, Valdivia.

According to the law, the general assembly of the shareholders has to discuss the following topics:

1. Annual Report, Balance, Financial Status and Reports of the External Auditors as of December 31, 2003.

2. Renewal and reelection of the members of the directory.

3. Fixing of remuneration for the board of directors.

4. Remuneration and budget for expenses of the committee of directors.

5. Designation of the external auditors and risk classification agencies for the commercial year 2004.

6. Distribution of net income during the commercial year 2003, exposition of the dividend policy and the shelter measures and the procedure to be used for the respective payments.

7. Inform about the agreements made by the Board of Directors with reference to Article 44, Law Nº 18.046 about corporations.

8. Other topics of company interest which are not under competence of extraordinary assemblies.

The publications for and the citations of the shareholders will be made within the legal and regulatory terms. The Superintendence mentioned above will be informed timely about all these matters.

22nd of April 2004

The Superintendence of Securities and Insurance has been informed that the general ordinary assembly of shareholders of April 21, 2004 agreed upon the following issues:

1. Mr. Julio Moura, Gonzalo Zegers Ruiz-Tagle, Patrick Nielson, Jorge Carey Tagle, Ronald Degen, Isidoro Palma and

    Miguel Ignacio Guerrero Gutiérrez have been appointed directors of the company for the next three years.

2. Distribute the final dividends of US$0.004141098 per share, to be paid in pesos according to the observed exchange rate ("dólar observado") to be published in the “Diario Oficial” (Chile’s official daily legal publication) legal of May 7, 2004, which will be paid from May 12, 2004 onwards.

3. Furthermore it has been agreed as policy for future dividends to distribute not less than 30 percent and not more than 50 percent of the liquid utilities of the financial year.

4. Finally PricewaterhouseCoopers have been named as external auditors for the financial year 2004.

August 26, 2004

Communicate to the Superintendence of Securities and Insurance that in conformity to article 10 of the Law N-18.045 of stock market and to the Ruling N-30 (Norma de Carácter General N-30) of the Superintendence of Securities and Insurance, and properly authorized by the Directory of Masisa S.A. ("Masisa"), the company complied in informing the following essential fact with regard to Masisa and its businesses:

The Directory of Masisa, in extraordinary meeting on August 25, 2004, agreed to propose to a next extraordinary meeting of the Masisa shareholders the merger by incorporation of Masisa in Terranova S.A. ("Terranova"), open corporation inscribed in the Securities Registry (“Registro de Valores”) of this Superintendence under the Nº 825, absorbing in consequence Masisa, and Terranova being its legal successor

The Directory of Terranova announced that the above mentioned society will shortly proceed to register in the Securities and Exchange Commission (SEC) of the United States of America in order to obtain the above mentioned register before to the meeting that will have to decide on the proposed merger. Having the above-mentioned registry, the Directory of Masisa will proceed to cite and report the date of the corresponding meeting of shareholders.

In the opinion of the Directory, the proposed merger is highly suitable from the perspective of the interests of Masisa in total and of the totality of its shareholders, since it would generate significant savings in the operational costs of the merged companies, its branches and linked companies as well as big benefits derived from the economies of scale and synergies existing between the above mentioned companies.

Also, the Directory agreed, based on the economic valuations of Terranova and Masisa realized by JP Morgan and taking in consideration also the market value of the above mentioned companies, to propose to the assembly a swap of actions of 2.56 (two point fifty six) actions of Terranova for 1 (one) action of Masisa, this means that the shareholders of Masisa will get 2.56 (two point fifty six) new actions of Terranova for every action of Masisa, in the event that the merger is perfected.

The other terms and conditions of the merger will be evaluated and solved by the Directory of Masisa in the next future, and they will be proposed to the shareholders once the Directories of Terranova and Masisa agreed to cite their respective extraordinary meetings to decide on the above-mentioned merger.

NEWS RELEASE

MASISA S.A. REPORTS 2004 FINANCIAL RESULTS

Santiago, Chile, March 8, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), Latin America’s leading particleboard, MDF and OSB manufacturer, announced today its consolidated financial results for the fourth quarter and year-ended 2004; reporting a solid performance for the period. These figures are stated in Chilean GAAP.

HIGHLIGHTS

  Net income for year 2004 was US$41.6 million, an increase of 332.4% with respect to 2003. Net income for the fourth quarter totaled US$8.3 million, 101.9% higher than 4Q03.
  Operating income for 2004 increased 180.7% with respect to 2003, totaling US$71.1 million, and represents 17.9% of consolidated net sales. This compares with an operating income of US$25.3 million in 2003, which represented 9.0% of consolidated net sales.
  Gross margin for the quarter was 31.8%, which when compared to the 24.4% of 4Q03, reflects improved product pricing and a greater share of value-added products in the sales mix.
  Consolidated net sales for the fourth quarter totaled US$104.2 million, a 29.6% increase year-over-year.
  Earnings per ADS for the fourth quarter reached US$0.27. Earnings per ADS for the year reached US$1.34, a 332.4% increase in relation to 2003.

	Quarter ended on
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2004	2004	2004	2004

			(US$ million)

Consolidated Net Sales	80.4	87.9	98.8	106.5	104.2
Gross Margin	19.6	22.4	30.4	33.5	33.1
Operating Income	8.2	11.6	19.0	22.0	18.5
Net Income	4.1	8.3	11.5	13.5	8.3

Margins (*)
Gross Margin	24.4%	25.5%	30.8%	31.4%	31.8%
Operating Margin	10.2%	13.2%	19.2%	20.6%	17.7%
Net Income Margin	5.1%	9.4%	11.6%	12.7%	7.9%

Change (**)
Revenue	8.7%	9.3%	12.4%	7.8%	-2.2%
Gross Margin	9.7%	14.3%	35.9%	10.0%	-1.1%
Operating Income	0.7%	42.1%	63.3%	15.6%	-15.9%
Net Income	6.8%	101.9%	38.9%	17.4%	-38.7%

(*): As a % of Revenue
(**): Compared to the previous quarter

Year ended December 31, 2004

Masisa’s consolidated net sales reached US$397.3 million, a 41.0% increase with respect to 2003. The main drivers of this growth were:

  Important growth in Brazilian demand for MDF and the penetration of OSB in the Brazilian market;
  Solid performance of the Chilean economy allowed for an important recovery of volumes and prices;
  Successful commercial strategy in Mexico, which surpassed Chile in the number of PlacaCentros;
  Higher exports to the U.S. and importance of the U.S. as a destination market, led by OSB produced in Brazil and MDF mouldings produced in Argentina and Chile.
  Recovery of the Argentinean economy, resulting in greater sales volumes at better prices.

Operating margin for 2004 was 17.9%, compared to an operating margin of 9.0% during 2003. This reflects the recovery, in both volumes and prices, of Masisa’s main destination markets, along with effective commercial and operational policies.

Operating income for 2004 was US$71.1 million, a 180.7% increase compared to US$25.3 million of 2003. This result is mainly explained by:

  Greater volumes sold and price improvements, associated with the recovery of economies throughout Latin America;
  Increase in volumes of OSB and MDF mouldings sold, mainly in the U.S.;
  A permanent focus on improving efficiency and cost-controls, both at operational and administrative levels.

Net income for the year totaled US$41.6 million, a 332.4% increase compared to 2003. The higher net income is mainly a consequence of the higher operating income for the year.

Fourth Quarter 2004

Sales remained stable in Argentina and Mexico, compared to the previous quarter. Sales in Chile, expressed in U.S. dollars increased 11.5% . A contraction in the Brazilian market, where U.S. dollar sales fell 19.3% during the quarter, as well as lower sales volume of OSB in the U.S. led to a 2.2% reduction of the quarter’s consolidated sales, compared to the previous quarter.

Consolidated sales volume of particleboard, MDF and OSB increased by 0.3%, decreased by 0.2% and decreased by 13.6%, respectively, when compared to the same period in 2003.

In relation to the third quarter of 2004, volumes declined by 5.4%, 15.0% and 25.5%, respectively.

The primary factors that explain quarter-over-quarter variations in performance were:

  A 5.4% decline in sales volume in Argentina. While PB prices remained stable, MDF prices experienced a 4.3% increase.
  A 23.4% decline in sales volume in Brazil, driven by a strong contraction during the last two months of the year. Prices in U.S. dollars, increased 5.4%, due to nominal increases and the strengthening of the local currency during the last quarter.
  A 3.7% decline in volume sales in Chile. The appreciation of the peso during the final months of 2004, led to an increase in prices measured in U.S. dollars.
  Decline in OSB volumes sold in the U.S., mainly due to the severe winter.
  Growing share of MDF mouldings in the sales mix, a higher value-added product.
  Higher selling, general & administrative expenses, mainly due to the recognition and payment of consulting services related to the merger, as well as compensation bonuses based on the Company’s results.

FINANCIAL SUMMARY

For the fourth quarter ended December 31, 2004:

The table below depicts Masisa’s consolidated financial highlights for the quarter and the percentage change, compared to 2003.

	Quarter ended on
	Dec 31,	Dec 31,	Change
	2003	2004	%

		(US$ million)

Revenue	80.4	104.2	29.6%
Gross margin	19.6	33.1	68.9%
SG&A	(11.4)	(14.6)	28.2%
Operating Income	8.2	18.5	125.7%
Net Income	4.1	8.3	101.9%

Depreciation	6.0	7.4	21.6%
Amortization (Goodwill)	0.0	0.0	-25.0%
Depletion	0.9	1.7	98.3%

Earnings per share (US$)	0.0044	0.0089	101.9%
Earnings per ADS (US$)	0.13	0.27	101.9%

Note: 30 common shares are equivalent to 1 ADS

For the year ended December 30, 2004:

The table below depicts Masisa’s consolidated financial highlights for the year ended December 31, 2004 and the percentage change, compared to 2003.

	12 months ended on
	Dec 31,	Dec 31,	Change
	2003	2004	%

		(US$ million)

Revenue	281.8	397.3	41.0%
Gross margin	66.3	119.4	80.2%
SG&A	(41.0)	(48.4)	18.0%
Operating Income	25.3	71.1	180.7%
Net Income	9.6	41.6	332.4%

Depreciation	25.8	27.7	7.3%
Amortization	0.2	0.1	-64.9%
Depletion	3.8	5.1	35.0%

Earnings per share (US$)	0.0104	0.0448	332.4%
Earnings per ADS (US$)	0.31	1.34	332.4%

Note: 30 common shares are equivalent to 1 ADS

SEGMENTS INFORMATION:

The following table presents results based on the source that originated the sale:

	Quarter ended on		12 months ended on

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2004	2003	2004

	(US$ million)		(US$ million)

REVENUE
Chile	27.9	37.2	105.2	130.8
Argentina	18.0	23.0	65.5	85.2
Brazil	22.5	26.9	73.8	118.7
Mexico	10.1	14.4	34.9	55.6
FTG	4.4	6.9	15.7	19.5
Other (*)	(2.5)	(4.2)	(13.1)	(12.5)

Total	80.4	104.2	281.8	397.3

GROSS MARGIN
Chile	6.7	11.5	26.1	34.1
Argentina	3.6	7.0	11.0	22.0
Brazil	6.7	8.8	19.3	43.8
Mexico	1.2	3.1	5.0	12.2
FTG	0.8	1.3	2.8	3.2
Other (*)	0.6	1.4	2.0	4.1

Total	19.6	33.1	66.3	119.4

OPERATING INCOME
Chile	1.6	4.9	8.6	13.4
Argentina	1.8	4.5	3.7	13.6
Brazil	4.8	6.2	12.9	34.7
Mexico	(0.7)	1.1	(1.8)	5.2
FTG	0.6	1.1	2.2	2.6
Other (*)	(0.0)	0.6	(0.2)	1.6

Total	8.2	18.5	25.3	71.1

DEPRECIATION
Chile	2.9	2.8	11.4	11.0
Argentina	2.1	2.4	8.2	8.4
Brazil	1.7	1.9	5.9	7.2
Mexico	0.2	0.2	1.0	1.0
FTG	0.0	0.1	0.1	0.1
Other (*)	(0.9)	0.0	(0.8)	0.0

Total	6.0	7.4	25.8	27.7

(*): Includes elimination of inter-company sales

PRODUCT SEGMENT INFORMATION:

The following table shows the company’s net sales of boards and mouldings. For each period, net sales of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on		12 months ended on

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2004	2003	2004

	(US$ million)		(US$ million)

PB - raw	8.7	9.8	30.8	37.5
PB - coated	15.9	17.8	61.4	73.5
Total PB	24.6	27.6	92.2	111.0
MDF - raw	25.1	32.9	102.9	130.0
MDF - coated	10.2	12.2	32.2	50.5
Total MDF	35.3	45.1	135.1	180.5
OSB	11.1	10.9	27.7	54.5
MDF Mouldings	2.0	9.9	4.8	22.3

Total	73.0	93.5	259.7	368.2
(Boards and Mouldings)

The following table shows the Company’s physical volume sales in cubic meters of boards and mouldings. For each period, physical volume sales in cubic meters of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on		12 months ended on

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2004	2003	2004

	(thousand m3)		(thousand m3)

PB - raw	72.1	71.9	278.1	290.0
PB - coated	65.0	65.6	273.9	290.1
Total PB	137.1	137.5	552.0	580.1
MDF - raw	143.3	142.7	578.5	641.7
MDF - coated	39.9	40.1	125.5	174.8
Total MDF	183.2	182.8	704.0	816.6
OSB	60.1	51.9	178.1	247.1
MDF Mouldings	7.3	25.0	16.7	65.5

Total	387.7	397.2	1,450.8	1,709.2
(Boards and Mouldings)

MARKET INFORMATION:

The following table presents net sales, by destination market as a percentage of total consolidated net sales for each period.

	Quarter ended on		12 months ended on

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2004	2003	2004

Chile	25.3%	24.5%	27.2%	24.1%
Argentina	10.1%	12.3%	10.2%	10.9%
Brazil	26.9%	20.4%	26.3%	22.3%
Mexico	13.6%	14.2%	13.4%	14.3%
EEUU	7.8%	12.9%	4.8%	14.1%
Other	16.3%	15.7%	18.2%	14.4%

PRODUCTION COST INFORMATION:

Average production costs for raw particleboard, MDF and OSB for each period are broken down as follows:

	Quarter ended on		12 months ended on

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2003	2004	2003	2004

Wood	20.8%	19.8%	20.1%	20.6%
Chemicals	38.8%	40.3%	37.8%	39.0%
Energy	8.9%	8.6%	9.0%	9.00%
Labor	6.1%	6.4%	6.3%	6.3%
Depreciation	13.2%	11.0%	14.2%	11.9%
Other	12.2%	13.9%	12.6%	13.2%

     MASISA S.A AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

	Quarter ended on
	Sep 30,	Dec 31,	Dec 31,

	2003	2003	2004

		(US$ million)

Revenue	106.5	80.4	104.2
Cost of Goods Sold	(73.0)	(60.8)	(71.1)
Gross margin	33.5	19.6	33.1
SGA	(11.5)	(11.4)	(14.6)
Operating Income	22.0	8.2	18.5

Interest expense, net	(3.2)	(2.9)	(4.7)
Other income (expense)	(3.2)	(1.2)	(1.0)
Foreign exchange gain (loss)	(3.4)	0.6	(1.1)
Non-Operating Result	(9.8)	(3.5)	(6.8)

Income before taxes and Minority Interest	12.2	4.7	11.7

Minority Interest	(0.3)	(0.2)	(0.7)
Income Tax	1.6	(0.4)	(2.7)

Net Income	13.5	4.1	8.3

Earnings per share (US$)	0.0145	0.0044	0.0089
Earnings per (US$)	0.44	0.13	0.27
Due to rounding, numbers may not add up.

	12 months ended on

	Dec 31,	Dec 31,

	2003	2004

	(US$ million)

Revenue	281.8	397.3
Cost of Goods Sold	(215.5)	(277.9)
Gross margin	66.3	119.4
SGA	(41.0)	(48.4)
Operating Income	25.3	71.1

Interest expense, net	(11.5)	(15.2)
Other income (expense)	(1.5)	(5.5)
Foreign exchange gain (loss)	0.4	(1.1)
Non-Operating Result	(12.7)	(21.8)

Income before taxes and Minority Interest	12.7	49.3

Minority Interest	(1.4)	(1.1)
Income Tax	(1.7)	(6.6)

Net Income	9.6	41.6

Earnings per share (US$)	0.0104	0.0448
Earnings per (US$)	0.31	1.34
Due to rounding, numbers may not add up.

     MASISA S.A AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS	Dec 31,	Dec 31,
	2003	2004

	(US$ million)

Cash and cash equivalents	8,7	22,6
Accounts receivables	72,2	93,9
Notes and accounts receivable from related companies	2,3	7,4
Inventories	77,7	91,0
Recoverable taxes	11,7	13,7
Other current assets	43,1	5,1
Total Current Assets	215,7	233,5

Property, Plant and Equipment	631,0	638,8

Investments in unconsolidated affiliates	0,0	0,0
Goodwill and negative goodwill, net	-0,4	-0,4
Long term receivables	1,2	4,7
Notes and accounts receivables from related companies	3,3	0,6
Other assets	9,1	11,7
Total Other Assets	13,1	16,5

TOTAL ASSETS	859,9	888,8

Due to rounding, numbers may not add up.

LIABILITIES AND SHAREHOLDER’S EQUITY	Dec 31,	Dec 31,
	2003	2004

	(US$ million)

Short-term bank borrowings	80,1	24,9
Other long-term borrowings due within one year	10,0	9,7
Accounts payable	25,4	31,9
Notes and accounts payable to related companies	1,8	3,5
Accrued liabilities	6,5	10,7
Other current liabilities	0,1	3,8
Total Current Liabilities	124,1	84,6

Long-term bank borrowings	74,3	76,8
Other long-term borrowings	127,2	125,3
Deferred income taxes	4,3	5,8
Other long-term liabilities	11,3	19,9
Total Long term Liabilities	217,2	227,7

Minority Interest	66,3	76,1
Total Shareholders’ Equity	452,2	500,5

TOTAL LIABILITES AND SHAREHOLDER’S EQUITY	859,9	888,8

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel